SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	August 31, 2006 at 15.15 GMT

Kanavaranta 1
00160 Helsinki
P.O. Box 309
FI-00101 Helsinki, Finland
Tel +358 2046 131
Fax +358 2046 21471
www.storaenso.com

Stora Enso responds to article in Finnish newspaper

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that an article was published today in the Finnish business newspaper Kauppalehti, in which Stora Enso’s Region Manager North America was interviewed about the Group’s operations in North America. Stora Enso merged its North American division into its global product divisions with effect from 1 September 2005, so the Group has ceased reporting its North American results separately. Comments or estimates about separate North American results are therefore inapplicable.

As announced in the Interim Review for January–June 2006, the financial results for Stora Enso Publication Paper are affected by the standstill at Port Hawkesbury Mill in Canada since December 2005.

The financial targets of the Group’s ongoing Profit 2007 profit improvement programme in Europe and North America already take into account the profit improvement measures of the global product divisions.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel